United States securities and exchange commission logo





                           December 29, 2022

       Yaacov Nagar
       Chief Executive Officer
       374Water Inc.
       701 W. Main Street, Suite 410
       Durham, NC 27701

                                                        Re: 374Water Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 22,
2022
                                                            File No. 333-268942

       Dear Yaacov Nagar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Damian Georgino